UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

STEEL DYNAMICS, INC.

(Exact name of registrant as specified in its charter)

Indiana	0-21719	35-1929476
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

7575 West Jefferson Blvd, Fort Wayne, Indiana 46804

(Address of principal executive offices) (Zip Code)

Theresa E. Wagler                                     260-969-3500

(Name and telephone number, including area code, of the person to contact in connection with this report.):

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Steel Dynamics, Inc. (the “company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period January 1, 2013 to December 31, 2013. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals are defined as cassiterite, columbite-tantalite, wolfromite, gold and their derivatives, which are limited to tin, tantalum, tungsten and gold (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

1.              Determination Disclosure, Company and Products Overview

Steel Dynamics, Inc. is one of the largest steel producers and one of the largest metals recyclers in the United States.  The primary sources of our revenues are from the manufacture and sale of steel products, processing and sale of recycled ferrous and nonferrous metals, and, to a lesser degree, fabrication and sale of steel joist and decking products.  Our operations are managed and reported based on three operating segments: steel operations, metals recycling and ferrous resources operations, and steel fabrication operations. Our steel operations sell a broad range of hot-rolled and cold-rolled sheet steel products, including galvanized and painted products, and various long products such as steel beams, railroad rails, special bar quality and merchant bar quality rounds, and various merchant steel products including angles, flats and channels, as well as merchant beams and specialty structural steel sections.  Our internal and supply chain assessment yielded a single Conflict Mineral, tin, that is occasionally, in minimal amounts as a minor additive, contained within, and necessary to, the functionality of certain of the paint used at our two sheet steel painting lines to coat a portion of our painted sheet steel products. Painted sheet steel products represented approximately 6% of our total steel products produced in 2013.  The Conflict Mineral, tin, contained in the paint utilized on those products represents an infinitesimal amount, either by weight or by dollar volume, of the total produced painted sheet steel products during 2013.

Our metals recycling operations acquire and process scrap or recycled metals that on occasion may contain any of the Conflict Minerals.

2.              Reasonable Country of Origin Inquiry Results

The company has conducted a good faith reasonable country of origin inquiry regarding the identified Conflict Minerals, as required by the Rule. This good faith reasonable country of origin inquiry was reasonably designed to determine whether the Conflict Minerals applicable to our operations originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Based on this reasonable country of origin inquiry, we determined that the Conflict Mineral, tin, contained in certain paint used in our two sheet steel operations as previously noted herein, did not originate in the Covered Countries, and thus, is Conflict Free as defined in Rule 13p-1.

Conflict Minerals acquired and processed by our metals recycling operations are from recycled or scrap sources, and thus, as defined in Rule 13p-1 are Conflict Free.

3.              Reasonable Country of Origin Inquiry Process

The reasonable country of origin inquiry for calendar year 2013 was designed in conjunction with the establishment of internal assessment teams at each of our subsidiaries and/or divisions. These internal assessment teams consisted of persons in a position to know and understand the material inputs and processes utilized in the manufacture of our products, including the location’s General Manager (or their equivalent), and as appropriate, personnel in purchasing, metallurgy, quality control, engineering, and other areas.  The internal assessment teams identified the raw materials that are introduced and/or contained in, or on, our manufactured products that are necessary to the functionality or production of said products, and assessed if they may contain Conflict Minerals. We identified the vendors of any such raw materials that may contain Conflict Minerals and requested vendor certifications, in the form of the EICC (Electronic Industry Citizenship Coalition) Conflict Minerals Reporting Template, as to the existence of Conflict Minerals in the products they supplied to us.  If any Conflict Minerals were noted, vendors were requested to indicate whether such Conflict Minerals originated from a Covered Country, or from a recycler or scrap supplier.  All vendor certifications were thoroughly analyzed pertaining to the existence of Conflict Minerals, and if any, its country of origin, or whether it came from recycled or scrap sources. This subsidiary and/or division level information was accumulated and summarized to determine whether further due diligence procedures were necessary, and to determine the applicable Form SD reporting requirements.

4.              Link to Website

This information is publically available at the company’s website: www.steeldynamics.com under the Investor Relations section, SEC Filings, Form SD.

Item 1.02 Exhibit

None

Section 2 — Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereto duly authorized.

STEEL DYNAMICS, INC.

/s/Theresa E. Wagler

Date: June 2, 2014	By:	Theresa E. Wagler
	Title:	Executive Vice President and
Chief Financial Officer